UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): June 5, 2025

FOCUS IMPACT BH3 NEWCO, INC.
(Exact name of registrant as specified in its charter)

Delaware	333-281116	33-4582264
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1345 Avenue of the Americas, 33rd Floor
New York, NY	10105
(Address of principal executive offices)	(Zip Code)

(212) 213-0243
Registrant’s telephone number, including area code

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Waiver to Certain Business Combination Conditions Precedent

On June 5, 2025, Focus Impact BH3 Newco, Inc., (“NewCo”) a Delaware corporation and wholly owned subsidiary of Focus Impact BH3 Acquisition Company, a Delaware Corporation (“BHAC”), Focus Impact BH3 Merger Sub I, LLC, a Delaware limited liability company and wholly owned subsidiary of NewCo (“Merger Sub 1”),  Focus Impact BH3 Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of NewCo (“Merger Sub 2”) and XCF Global Capital, Inc., a Nevada corporation (“XCF”) entered into a waiver (the “Waiver”) to the Business Combination Agreement, dated as of March 11, 2024, by and among BHAC, NewCo, Merger Sub 1, Merger Sub 2 and XCF (as amended by Amendment No. 1 to the Business Combination Agreement dated November 29, 2024, as further amended by Amendment No. 2 to the Business Combination Agreement dated April 4, 2025 and as further amended by Amendment No. 3 to the Business Combination Agreement dated May 30, 2025 the “Business Combination Agreement”), pursuant to which the parties to the Business Combination Agreement mutually agreed, among other things, that the following will not cause a failure of any condition set forth in the Business Combination Agreement to be met: (i) immediately after the Company Merger Effective Time, the board of directors of NewCo shall consist of six (6) directors in total, including (x) four (4) directors designated by XCF (Mihir Dange, Anne Anderson, Sanford Cockrell, and Si-Yeon Kim), (y) one (1) director designated by BHAC (Wray Thorn) and (z) one director who is independent in accordance with the Applicable Exchange (as defined in the Business Combination Agreement) and the Securities and Exchange Commission (the “SEC”) rules and mutually designated by XCF and BHAC (Carter McCain); (ii) the matters described under the headings “Greater Nevada Credit Union Loan,” “Twain Ground Lease” and “SAF Production” in Item 8.01 of the Current Report on Form 8-K filed by NewCo with the SEC on June 3, 2025; (iii) the right of first refusal held by Phillips 66 Company on any proposed sale of the production facility in Reno, Nevada by New Rise Reno Renewables, LLC has not been permanently waived at or prior to the closing of the business combination (the “Closing”); (iv) the Amended Key Agreement (as defined in the Business Combination Agreement) has not been executed at or prior to the Closing; (v) the Company Service Level Insurance Coverage (as defined in the Business Combination Agreement) has not been purchased at or prior to the Closing; and, or (vi) any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the foregoing clauses (i)-(v).

A copy of the Waiver is filed with this Current Report as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Waiver is qualified in its entirety by reference. thereto.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact’s and XCF’s expectations with respect to future performance and anticipated financial impacts of the business combination, estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the business combination and the timing of the consummation of the business combination, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the business combination or with regard to XCF’s offtake arrangements; (3) the outcome of any legal proceedings that may be instituted against Focus Impact, XCF, NewCo or others; (4) the inability of the parties to successfully or timely close the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination; (5) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (6) the ability to meet stock exchange listing standards following the consummation of the business combination; (7) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline; (8) the ability of New Rise to produce the anticipated quantities of SAF without interruption or material changes to the SAF production process; (9) XCF’s ability to resolve current disputes between New Rise and its landlord with respect to the ground lease for the New Rise Reno facility; (10) XCF’s ability to resolve current disputes between New Rise and its primary lender with respect to loans outstanding that were used in the development of the New Rise Reno facility; (11) the risk that the proposed transactions disrupt current plans and operations of Focus Impact or XCF as a result of the announcement and consummation of the proposed transactions; (12) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (13) costs related to the proposed transactions; (14) changes in applicable laws or regulations; (15) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (16) the possibility that Focus Impact, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (16) the availability of tax credits and other federal, state or local government support; (17) risks relating to XCF’s and New Rise’s key intellectual property rights; and (18) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of Focus Impact, dated October 4, 2021, and other filings with the Securities and Exchange Commission (“SEC”) from time to time, including the registration statement on Form S-4, as amended, initially filed with the SEC by NewCo on July 31, 2024. If any of the risks actually occur, either alone or in combination with other events or circumstances, or Focus Impact’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Focus Impact or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Focus Impact’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this communication. These forward-looking statements should not be relied upon as representing Focus Impact or XCF’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. While Focus Impact or XCF may elect to update these forward-looking statements at some point in the future, Focus Impact and XCF specifically disclaim any obligation to do so.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

2.1	Waiver to Certain Business Combination Conditions Precedent, dated June 5, 2025, by and between BHAC, NewCo, Merger Sub 1, Merger Sub 2 and XCF.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 5, 2025

FOCUS IMPACT BH3 NEWCO, INC.

	By:	/s/ Carl Stanton
	Name:	Carl Stanton
	Title:	Chief Executive Officer